Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Direct Fax: (866) 945-9792 Email: KBechen@dykema.com

June 1, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arzhang Navai and Joe McCann

Re:	Ocean Biomedical, Inc.
Registration Statement on Form S-1
Filed April 21, 2023
File No. 333-271392

Dear Mr. Navai and Mr. McCann:

This response letter (this “Response”) is submitted on behalf of Ocean Biomedical, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Ms. Elizabeth Ng, dated May 5, 2023 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1, filed with the SEC on April 21, 2023 (the “Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 1, 2023

Registration Statement on Form S-1 filed April 21, 2023

Cover Page

1.	We refer to the second paragraph of the cover page. Please revise to disclose the price that the selling securityholders paid for the common shares.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 2 of Amendment No. 1 to disclose the price that the selling securityholders paid for the common shares.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the Prospectus Summary, Risk Factors, MD&A and Use of Proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 3, 6, 17, 90, 91, and 189 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 173

3.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants in the near term because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Discuss the effect that this resale offering may have on the company’s ability to raise additional capital.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 87, 188, 189 of Amendment No. 1.

General

4.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling shareholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and other selling shareholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 2, 6, and 87 of Amendment No. 1.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 1, 2023

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen

cc:	Elizabeth Ng
Chief Executive Officer
Ocean Biomedical, Inc.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin